Pampa Energía S.A. ('Pampa' or the 'Company'), the largest independent energy integrated company in Argentina, with active participation in the country's electricity and gas value chain, announces the results for the fiscal year and quarter ended on December 31, 2018.

Buenos Aires, March 11, 2019

Stock Information
Buenos Aires Stock Exchange Ticker: PAMP

The financial information presented in this Earnings Release is reported in constant currency as of December 2018, based on financial statements (‘FS’) prepared in accordance with the International Accounting Standards (‘IAS’) 29 of the International Financial Reporting Standards (‘IFRS’).

However, for the convenience of the reader, the quarterly financial information is disclosed and explained in nominal terms, while the annual figures are disclosed both in nominal and adjusted-by-inflation terms when explicitly indicated throughout this document[1].

Main Results for the Fiscal Year 2018,
in Constant Currency as of December 2018

Consolidated net revenues of AR$110,080 million[2], 34% higher than the AR$82,008 million for the fiscal year 2017, explained by increases of 71% in power generation, 41% in electricity distribution, 13% in oil and gas, 8% in petrochemicals and 113% in holding and others, partially offset by higher eliminations due to intersegment sales of AR$1,671 million.

ð Power Generation of 14,845 GWh from 12 power plants

ð Electricity sales of 21,172 GWh to 3 million end-users

ð Production of 44.8 thousand barrels per day of hydrocarbons

ð Sales of 355 thousand tons of petrochemical products

Consolidated adjusted EBITDA[3] for continuing operations of AR$36,857 million, 72% higher compared to the AR$21,391 million for 2017, mainly due to increases of 103% in power generation, 171% in electricity distribution, 8% in oil and gas, 147% in refining and distribution, 178% in petrochemicals and 119% in holding and others, partially offset by higher intersegment eliminations of AR$36 million.

Consolidated gain attributable to the owners of the Company of AR$8,435 million, 22% lower than the AR$10,799 million gain in 2017, mainly explained by the AR$32,549 million loss accrued due to 102% of AR$ depreciation against US$ in 2018, currency in which most of the Company’s financial liabilities are denominated, partially offset by the AR$23.696 million gain due to Results on Net Monetary Position (‘RECPAM’).

New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

Share capital in diluted basis, net of repurchases:
1,879.8 million ordinary shares /
75.2 million ADSs

Market Capitalization:
AR$95.1 billion / US$2.3 billion

For further information, contact:

Gustavo Mariani

Chief Executive Officer – CEO

Ricardo Torres

Executive Vice-president

Mariano Batistella

Executive Director of Planning, Strategy, Downstream & Affiliates

Lida Wang

Investor Relations Officer

The Pampa Energía Building
Maipú 1 (C1084ABA)
Buenos Aires City, Argentina

Tel: +54 (11) 4344-6000

investor@pampaenergia.com

ri.pampaenergia.com/en

1 For further information, see section 1.9 of this Earnings Release.

2 Under the IFRS, Greenwind, OldelVal, Refinor, Transener and TGS are not consolidated in Pampa’s FS, being its equity income shown as ‘Results for participation in associates/joint businesses’.

3 Consolidated adjusted EBITDA represents the results before net financial results, income tax and minimum notional income tax, depreciations and amortizations, non-recurring and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at ownership. For more information, see section 3 of this Earnings Release.

Pampa Energía ● Q4 18 Earning Release ● 1

Main Results for the Fourth Quarter of 2018 (‘Q4 18’), in Nominal Terms4

Consolidated net revenues of AR$24,284 million, 72% higher than the AR$14,131 million for the fourth quarter 2017 (‘Q4 17’), explained by increases of 191% in power generation, 59% in electricity distribution, 60% in oil and gas, 68% in petrochemicals and 270% in holding and others, partially offset by higher eliminations from to intersegment sales of AR$1,789 million.

ð  Power Generation of 3,325 GWh from 12 power plants

ð  Electricity sales of 4,652 GWh to 3 million end-users

ð  Production of 42.5 thousand barrels per day of hydrocarbons

ð  Sales of 88 thousand tons of petrochemical products

Consolidated adjusted EBITDA for continuing operations of AR$6,843 million, compared to AR$3,661 million for Q4 17, mainly due to increases of 178% in power generation, 39% in oil and gas, AR$177 million in petrochemicals, AR$888 million in holding and others, and lower intersegment eliminations of AR$23 million, partially offset by losses of AR$653 million in electricity distribution and decreases of AR$35 million in refining and distribution.

Consolidated gain attributable to the owners of the Company of AR$6,384 million, higher than the AR$1,512 million gain recorded in Q4 17, mainly explained by the accrual of AR$5,377 million gain due to 9% AR$ appreciation against US$, currency in which most of the Company’s financial liabilities are denominated, but as the quarterly analysis is in nominal AR$, the inflation effect is not reflected.

Information about the Conference Call

There will be a conference call to discuss Pampa’s Q4 18 results on Tuesday March 12, 2019 at 10:00 a.m. Eastern Standard Time / 11:00 a.m. Buenos Aires Time.

The host will be Lida Wang, Investor Relations Manager at Pampa. For those interested in participating, please dial +54 (11) 3984-5677 in Argentina, +1 (844) 717-6837 in the United States or +1 (412) 317-6394 from any other country. Participants of the conference call should use the identification password ‘Pampa Energía’ and dial in five minutes before the scheduled time. Please download the Q4 18 Conference Call Presentation from our IR website. There will also be a live audio webcast and presentation of the conference at http://bit.ly/PampaQ418Call.

You may find additional information on the Company at:

✓  ri.pampaenergia.com/en

✓  www.cnv.gov.ar

✓  www.sec.gov

✓  www.bolsar.com

4 The financial information presented in this document for the quarters ended on December 31, 2018 and of 2017 are based on figures in nominal terms corresponding to the fiscal years 2018 and 2017, and the reported FS for the nine-month periods ended on September 30, 2018 and 2017, respectively.

Pampa Energía ● Q4 18 Earning Release ● 2

Table of Contents

Main Results for the Fiscal Year 2018, in Constant Currency			1
Main Results for the Q4 18, in Nominal Terms			2
Information about the Conference Call			2
1.	Relevant Events		4
	1.1	Oil & Gas Segment	4
	1.2	Power Generation Segment	6
	1.3	Transportadora de Gas del Sur ('TGS')	7
	1.4	Empresa Distribuidora y Comercializadora Norte S.A. ('Edenor')	8
	1.5	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. ('Transener')	9
	1.6	Strategic Divestments	10
	1.7	Repurchase of Own Financial Securities	10
	1.8	Corporate Governance	11
	1.9	IFRS: Restatement of Financial Information	12
2.	Financial Highlights		13
	2.1	Consolidated Balance Sheet	13
	2.2	Consolidated Income Statement	14
	2.3	Cash and Financial Borrowings	15
3.	Analysis in Nominal Terms of the Q4 18 Results		16
	3.1	Analysis of the Power Generation Segment	18
	3.2	Analysis of the Electricity Distribution Segment	20
	3.3	Analysis of the Oil and Gas Segment	22
	3.4	Analysis of the Refining and Distribution Segment	25
	3.5	Analysis of the Petrochemicals Segment	26
	3.6	Analysis of the Holding and Others Segment	28
	3.7	Analysis of the Fiscal Year, by Subsidiary	29
	3.8	Analysis of the Quarter, by Subsidiary	30

Pampa Energía ● Q4 18 Earning Release ● 3

1.        Relevant Events

1.1       Oil & Gas Segment

Natural Gas Price for Power Generation

On December 27, 2018, through the ‘Gas Electronic Market’ (‘MEGSA’) platform, the Argentine Wholesale Electricity Market Clearing Company (‘CAMMESA’) tendered natural gas to be supplied to thermal power plants during the year 2019, and price indications were received for a total gas volume of 7.8 billion cubic feet per day on a interruptible basis, at seasonal Transportation System Entry Point (‘PIST’) prices capped at US$5.2/MBTU and floor of US$3.2/MBTU for the June – August 2019 period, and a maximum price of US$3.7/MBTU and a minimum price of US$2.2/MBTU for the rest of the year.

In this auction, maximum PIST seasonal reference prices were considered, based on the source basin, pursuant to Note No. 66680075/2018 of the Secretariat of Energy Government (‘SGE’), issued on December 19, 2018 and effective as from January 1, 2019. For the June – August 2019 period, prices were fixed at US$4.95/MBTU for the Neuquina Basin, US$5.15/MBTU for the Noroeste Basin, US$5.10/MBTU for the Golfo San Jorge Basin, US$4.90/MBTU for the Santa Cruz Sur Basin, and US$4.85/MBTU for the Tierra del Fuego Basin; whereas for the rest of the year prices were fixed at US$3.70/MBTU for the Neuquina Basin, US$3.60/MBTU for the Noroeste Basin, US$3.55/MBTU for the Golfo San Jorge Basin, US$3.35/MBTU for the Santa Cruz Sur Basin, and US$3.30/MBTU for the Tierra del Fuego Basin.

However, on February 8, 2019, the SGE issued Note No. 07973690, instructing CAMMESA to recognize within the Variable Production Costs (‘CVP’) declared by the power generation companies, a maximum gas price equivalent to the average weighted price by basin that would have resulted if the entire fuel had been acquired by CAMMESA5.

Changes to the Unconventional Gas Production Encouragement Program

One of the Company’s main strategies consists of focusing its investments on the Exploration & Production (‘E&P’) of natural gas, with special emphasis on the development and exploitation of unconventional gas reserves in our blocks. The extensions to the terms of exploitation licenses in Pampa’s blocks, achieved during 2018 for El Mangrullo and Sierra Chata, in addition to Río Neuquén in 2016 and Rincón del Mangrullo in 2017, were carried out in line with this strategy, as well as a requirement for joining the Encouragement Program for the Investment in Development of Natural Gas Production from Unconventional Reservoirs Program (the ‘Unconventional Plan Gas’), regulated by Res. No. 46/2017 and Res. No. 419/2017 of former Ministry of Energy and Mining (‘MEyM’).

In this since, Pampa had requested the SGE to include within the Unconventional Plan Gas the following exploitation projects, duly approved by the applicable Provincial authority:

      i.        Río Neuquén, filed on February 5, 2018, in which Pampa holds a 33.07% working interest;

    ii.        El Mangrullo, filed on July 26, 2018, in which Pampa stands as operator and holds a 100% working interest; and

   iii.        Sierra Chata, filed on July 30, 2018, in which Pampa stands as operator and holds a 45.55% working interest.

However, on January 30, 2019, in a meeting called by the SGE with the participation of gas producers affected by the Unconventional Plan Gas, including the Company, it was informed that no new projects will be approved and the SGE will evaluate a new encouragement scheme during the winter season.

5 For further information, see section1.2: ‘Fuel Self-Procurement for Thermal Power Plants’ of this Earnings Release.

Pampa Energía ● Q4 18 Earning Release ● 4

As of the issuance of this Earnings Release, there is no Resolution or administrative instruction issued by the SGE, nor Pampa has been formally notified that the inclusion within the Unconventional Plan Gas of the abovementioned projects were not approved. Notwithstanding, the Company is assessing the next steps and awaiting the guidelines for the new encouragement proposal during the winter season.

Public Tender for Gas Supply on a Firm Basis for Distribution Companies

On February 11, 2019, SGE Res. No. 32/19 was published in the Public Gazette (‘BO’), approving the mechanisms for the public tender of single price to supply natural gas on a firm basis to gas distribution companies.

The tender was held on-site at the Buenos Aires Stock Exchange (‘BCBA’) through the MEGSA platform under a single-round electronic auction mechanism, which comprised a 12-month period with seasonality, being winter volumes 2.5 times higher than summer volumes, corresponding to winter the April – September 2019 period, and summer the October 2019 – April 2020 period, with take or pay (‘ToP’) and deliver or pay (‘DoP’) commitments. Furthermore, gas volumes paid but not received may be recovered in the following summer period provided it is received by the purchaser.

All the basins but Noroeste participated on the February 14, 2019 auction, which awarded 510 million cubic feet day for summer and 1.3 billion cubic feet per day for winter, at a weighted average price by awarded bids of US$4.62/MBTU. Out of these volumes, 83% corresponded to the Neuquina Basin at a weighted average price of US$4.61/MBTU. Pampa tendered and was awarded this auction.

Furthermore, the February 15, 2019 auction awarded 133 million cubic feet per day for summer and 332 million cubic feet per day for winter, at a weighted average price of US$4.35/MBTU, being 100% of the volume corresponding to the Noroeste Basin. The state-owned company Integración Energética Argentina S.A. (‘IEASA’) participated in this auction as the domestic supply in this basin is insufficient.

Invoices will be in AR$ per m3 under the pass-through methodology of gas prices to tariffs, pursuant to Res. No. 72/20196 issued by the National Gas Regulatory Entity (‘ENARGAS’), invoicing within 5 days following the last day of delivery for each month, and payable 65 days after the end of the month of actual delivery. Furthermore, any payable in arrears will bear interest at a rate equivalent to 150% of the average time deposit’s 30-day period rate of Banco de la Nación Argentina (‘BNA’). The seller may request the purchaser to constitute a surety bond and, in case ENARGAS does not guarantee the pass-through of the agreed sales price to the tariff, either party may terminate the rights and obligations under the agreement.

Pass-Through Methodology of Gas Prices to Tariffs

As from the publication of ENARGAS Res. No. 72/19 in the BO, the pass-through methodology of gas prices to tariffs and the general procedure for calculating accumulated daily nominal foreign exchange differences entered into effect as from February 12, 2019. Among other aspects, this methodology considers the recognition of prices stipulated in the agreements entered into between gas distributors and producers under the auctions conducted pursuant to SGE Res. No. 32/20197 and provides that the exchange rate to be considered by producers and distributors should be BNA’s average currency exchange rate for the first 15 days of the month immediately preceding the beginning of each seasonal period or, if lower, the exchange rates stipulated in the agreements.

Furthermore, regarding the receivables accrued by gas producers on account of exchange differences between the price of the gas purchased by gas distributors and that recognized in their final tariffs for the April – October 2018 period, on November 15, 2018 Executive Order No. 1053/2018 of the National Executive Branch (‘PEN’) was issued, which established, on an exceptional basis, that the Federal Government would bear such exchange difference, considering the April 2018 – March 2019 period. The resulting net amount will be transferred to gas distributors, which will immediately transfer it to the involved gas suppliers in 30 monthly and consecutive installments as from October 1, 2019, using BNA’s 30-day period effective interest rate for AR$-denominated deposits.

6 For further information, see section 1.1: ‘Pass-Through Methodology of Gas Prices to Tariffs’ of this Earnings Release.

7 For further information, see section 1.1: ‘Public Tender for Gas Supply on a Firm Basis for Distribution Companies’ of this Earnings Release.

Pampa Energía ● Q4 18 Earning Release ● 5

Compensations Pending Settlement Under the Plan Gas

On February 21, 2019 SGE Res. No. 54/19 was published, which provided that obligations arising under MEyM Res. No. 97/18 should be settled through the issuance of national debt securities. Consequently, on February 26, 2019, Joint Res. No. 21/2019 of the Secretariat of Finance and the Secretariat of Treasury was published, which provided for the issuance on February 27, 2019 of US$-denominated Natural Gas Programs Bonds for a term of 2 years and 4 months, without interests and consisting of 29 monthly and consecutive installments, being the first one for 6.66% of the original face value, the following 18 installments for 3.33%, and the remaining 10 installments for 3.34%.

Pampa filed the application form before the SGE, stating its consent and acceptance to the terms and scopes of SGE Res. No. 54/19. As of December 31, 2018, the receivables balance pending collection amounts to AR$5.338 million. However, the compensation amount for the Plan Gas accrued during the fiscal year 2018 was settled in January 2019, collecting approximately AR$649 million.

Gas Export Authorization

On December 12, 2018, Pampa was authorized pursuant to SGE Res. No. 252/2018 to export natural gas to Chile, on a non-firm basis, from the Río Neuquén and Rincón del Mangrullo blocks to Colbún S.A., at a PIST price of US$4.2/MBTU, for a maximum volume of 71 million cubic feet per day until November 15, 2019, or until meeting the total maximum quantity, which equals the authorized daily export volume by the number of days this authorization is effective, whichever occurs first.

Furthermore, on January 22, 2019, the Company was authorized pursuant to SGE Res. No. 12/2019 to export natural gas to Uruguay, also on a non-firm basis, from the Río Neuquén and Rincón del Mangrullo blocks to Uruguay’s Power Plants and Transmissions state-owned company, at a PIST price of US$4.01/MBTU, for a maximum volume of 21 million cubic feet per day until May 1, 2019, or until meeting the total maximum quantity, which equals the authorized daily export volume by the number of days this authorization is effective.

Investment in Oleoductos de Crudos Pesados (‘OCP’)

On December 6, 2018, OCP executed an agreement with the Republic of Ecuador in order to terminate all the claims and legal actions initiated by the parties, in relation to the discrepancy amounts claimed by Ecuador’s tax authority. Consequently, Pampa recognized a gain at our indirect participation of 11.42% in OCP, for US$35 million.

Moreover, on December 5, 2018, an agreement was entered into between Agip Oleoducto de Crudos Pesados BV to acquire shares representing 4.49% capital stock of OCP and the subordinated debt issued by this company, subject to the approval of the Ecuador’s Federal Government, among other precedent conditions.

1.2       Power Generation Segment

New Remuneration Scheme for Legacy Capacity

On March 1, 2019, Res. No. 1/19 by the Secretariat of Renewable Resources and Electricity Market (‘SRRYME’) was published in the BO, which abrogated the remuneration scheme established by Res. No. 19/17 of the former Secretariat of Electric Energy (‘SEE’). The new remuneration scheme is denominated in US$ and applicable as from March 1, 2019. The main changes are:

Pampa Energía ● Q4 18 Earning Release ● 6

•  The capacity remuneration for thermal power plants with the Guaranteed Availability Commitments (‘DIGO’) declaration is reduced to US$5,500/MW-month for the periods of March – May (fall) and September – November (spring);

•  For thermal power plants, a coefficient arisen from the unit’s average utilization factor during the last twelve months is applied: to collect 100% of the power capacity payment, a minimum 70% utilization factor is required; if the utilization factor ranges between 30% and 70%, a percentage linearly correlated with the factor is collected; and if the load factor is lower than 30%, the resulting coefficient will be 0.70; and

•  The operation and maintenance remuneration is reduced to US$4/MWh for energy generated with gas and to US$7/MWh if generated with fuel oil or gas oil, and the remuneration for operated energy is reduced to US$1.4/MWh.

Fuel Self-Procurement for Thermal Power Plants

In December 2018, the fuel self-procurement capacity for thermal power plants, pursuant to SGE Res. No. 70/2018, was extended to power plants subject to a differential remuneration schemes. However, CAMMESA will remain in charge of the commercial management and fuel dispatch for power generators that cannot or do not make use of such capacity.

Since the seasonal programming conducted on November 12, 2018 the Company has opted to make use of this self-supply capacity, and has destined a significant part of its natural gas production to its thermal units’ dispatch.

In case the power generator opts to self-procure the fuel and at the moment of dispatching it does not have the fuel, the calculation of the power capacity availability will be reduced by 50% of the real availability. In a similar sense, it will lose the dispatch order and if the Entity in Charge of the Dispatch procures the fuel for power generation, it will only be remunerated for the Generated Energy, at 50% of the non-fuel variable costs approved.

Finally, on February 8, 2019, SGE Note No. 07973690 was issued, which instructed CAMMESA to apply as from February 18, 2019, for the definition of maximum CVP recognizable in each two-week period, the weighted average price of natural gas by basin that would have resulted if the total domestic natural gas production necessary to supply the electricity sector had been acquired under agreements entered into in CAMMESA’s last auction conducted through MEGSA8.

1.3       TGS

Midstream Project in Vaca Muerta

On November 26, 2018, another addenda was signed to the memorandum of understanding timely executed last April 3, 2018 with the Undersecretary of Energy, Mining and Hydrocarbons of the Province of Neuquén and Gas y Petróleo del Neuquén S.A. (‘GyP’), which establishes the commitment to grant TGS an extension in the Northern Tranche of the gathering gas pipeline, which will be extended from the Rincón La Ceniza block (the progressive stop Mile 57) to Los Toldos I Sur block (the progressive stop Mile 72), and will have a 16-mile extension and a 36-inches diameter, going through several fields, mainly in the Vaca Muerta formation, to capture the natural gas production before its entry into the main gas pipelines. This memorandum of understanding was later ratified by Executive Order No. 2381/2018 issued by the Neuquén Provincial Executive Branch.

8 For further information, see section 1.1: ‘Price of Natural Gas for Power Generation’ of this Earnings Release.

Pampa Energía ● Q4 18 Earning Release ● 7

The total investment for the 91-mile pipeline and the conditioning plant is estimated at US$250 million, with a total transportation capacity of 2.1 billion cubic feet per day. As of the issuance of this Earnings Release, the related works are in the execution stage and commissioning is estimated to be in stages as from the second quarter of 2019 concluding in the fourth quarter of the same year.

Public Hearing

Pursuant to Res. No. 1/19 issued on February 4, 2019, ENARGAS called TGS for a public hearing on February 26, 2019, with the purpose of disclosing the application of the semiannual tariff update corresponding to the August 2018 – February 2019 period.

Proposal of Dividends

On March 7, 2019, the Board of Directors of TGS decided to submit for the consideration of the next Ordinary General Meeting of Shareholders to be held on April 11, 2019, a cash dividend distribution for a total amount of AR$6.5 billion.

1.4       Edenor

Wholesale Electricity Market (‘WEM’) Seasonal Programming

On December 27, 2018, SGE Res. No. 366/2018 was issued, which abrogated SEE Res. No. 1091/2017 and, consequently, the Federal Government’s social tariff and the discount scheme based on savings, and established a power capacity reference price of AR$80,000/MW-month effective as from February 2019, with 25% and 20% increases in the months of May and August 2019, respectively, effective until October 2019. The transportation stabilized price for extra high voltage system and the price for regional distribution based on the distribution company remained unchanged.

Regarding the energy reference price, it was set at AR$2,762/MWh for Large Users at Distribution Grid (‘GUDI’) for the February – October 2019 period, and at AR$1,852/MWh for the remaining users as from February 2019, with 5% increases in the months of May and August 2019, effective until October 2019.

Semiannual Remuneration Update

On February 1, 2019, Res. No. 25/2019 of the National Electricity Regulatory Entity (‘ENRE’) was published in the BO, which approved tariff scheme effective as from its publication date and reflected new seasonal prices described in SGE Res. No. 366/2018. On the same date, ENRE Res. No. 27/2019 was also published, but effective as from March 1, 2019, provided for a 25% retroactive adjustment as of February 1, 2019 to Own Distribution Cost (‘CPD’) corresponding to the August 2018 – January 2019 semester (including a -1.59% efficiency stimulus E factor) and an additional 6% CPD update, timely deferred in August 2018, with retroactive effects as of that date. The retroactive amounts will be collected in five installments.

Transfer of Edenor’s Concession Jurisdiction

Pursuant to Laws No. 27,469 (2018 Fiscal Consensus) and No. 27,467 (2019 General Expenses and Resources Budget for the National Administration), on February 28, 2019 the representatives of the Federal Government, the Province of Buenos Aires (‘PBA’) and the Autonomous City of Buenos Aires (‘CABA’) executed an agreement to transfer the electricity distribution utility service ―timely granted by the Federal Government to our subsidiary Edenor― to the jurisdictions of PBA and CABA. In this way, PBA and CABA will oversee Edenor’s utility service, replacing the Federal Government, the original grantor. The main aspects of the agreement worth highlighting are as follows:

Pampa Energía ● Q4 18 Earning Release ● 8

•         The creation of a bipartite entity for the control and regulation of electricity distribution utility service, and to conduct all necessary actions to carry this out as soon as possible;

•         As from January 2019, PBA and CABA cope with expenditures related to Social Tariff with own resources; and

•         The Federal Government is committed to make the necessary management and administrative procedures to finally settle pending issues, among others, the claim related to the compliance of the Memorandum of Understanding executed between the Federal Government and Edenor in 2006, the payment of the consumption in shantytowns with community meters, and the resulting balance for applying limits to invoices of residential users under Social Tariff scheme.

Initially, this agreement does not imply a fundamental change in respect of the regulation, tariff definition, future increases, the service quality benchmarks, all already set in the last Comprehensive Tariff Review (‘RTI’). However, it shall need to await the confirmation of new regulatory entity replacing the ENRE, which will remain in charge temporarily until the new regulatory body is created. Moreover, it should be noted that Edenor has not been a party to this agreement, and Edenor is currently analyzing its scope and implications.

Claim Filed Against Ribera Desarrollos S.A. (‘RDSA’)

In regards the claim against RDSA’s breach of agreement, in November 2018 Edenor filed an arbitration proceeding before the BCBA’s Court of Arbitration requesting the recovery of the purchase price and its interests. Moreover, Edenor initiated the process to execute the surety bond guaranteeing RDSA’s compliance, and in accordance to the insurance policy terms, the claim amounts to US$50 million, covering more than 60% the amount claimed against RDSA.

According to our legal advisors, Edenor’s right to collect the receivable is highly solid and should be resulted in a favorable decision not only in the BCBA’s arbitration but also in the arbitration that would possibly start against the insurance company in case the payment of the above-mentioned surety bond is not settled.

However, taking into consideration that RDSA filed a bankruptcy petition on February 1, 2019, and that on February 28, 2019, the National Superintendence of Insurance published Res. No. 207/19 in the BO prohibiting the insurance company, issuer of the surety bond, from executing new agreements and keeping the general restraint on the alienation of property until the regularization of the deficit situation, Edenor has partially provisioned the receivable value weighting the possibility of recovery on account of RDSA’s and the insurance company’s situation. Consequently, the receivable balance disclosed as of December 31, 2018, net of provisions, amounts to AR$766 million.

1.5       Transener

Semiannual Remuneration Update

After filing repeated claims before the ENRE through the Association of Electric Power Transmission Companies of the Argentine Republic (‘ATEERA’), on November 16, 2018, the ENRE issued Res. No. 280/2018 and 281/2018, which adjusted Transener and Transba’s remunerations by 14.75% and 16%, respectively, for the December 2017 – June 2018 six-month period, retroactively as of August 1, 2018. Since CAMMESA did not assessed interests corresponding to the months of August and September 2018, Transener and Transba filed a claim before the ENRE and CAMMESA in order to settle the corresponding interests.

As of the publication of this Earnings Release, the ENRE has still not issued the resolutions corresponding to the semiannual remuneration update for Transener and Transba, which, according to the RTI, should have been applied since February 1, 2019. Based on actual data and estimates, the calculation of Transener and Transba’s updates would amount to 25.5% and 27%, respectively (both including a 0.14% X Factor adjustment stimulating efficiency), accumulated for the June 2018 – December 2018 period. Transener is currently conducting the applicable procedures to regularize this situation.

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Distribution of Cash Dividends

Pursuant to the delegation of powers granted by Transener’s Ordinary Meeting of Shareholders, held on April 12, 2018, Transener’s Board of Directors resolved on December 12, 2018 to release the amount of AR$1,489.4 million from the reserve account for future dividends and to distribute such amount as cash dividends for the fiscal year ended on December 31, 2017.

Declared dividends were paid on December 26, 2018.

1.6       Strategic Divestments

On March 6, 2019, Pampa agreed to sell the Dock Sud storage facility to Raízen Argentina, a licensee of the Shell brand, for US$20 million plus US$1.4 million of inventory stock and adjustments.

Moreover, on November 27, 2018, after meeting of all precedent conditions, the closing of the sale of 21% of the capital stock of OldelVal took place. The transaction price amounted to US$36.4 million, and was fully paid by ExxonMobil on the transaction’s closing date.

1.7       Repurchase of Own Financial Securities

Pampa Energía

On November 28, 2018, the Argentine Public Registry of Organizations registered Pampa’s capital stock reduction, approving the cancellation of 182,820,250 Pampa’s ordinary shares in treasury, previously approved by Pampa’s General Meeting of Shareholders held on October 2, 2018. Regarding the remaining repurchased shares, the Company will submit for its shareholder’s approval for their cancellation in the next Ordinary and Extraordinary General Meeting of Shareholders.

As of today, Pampa’s total issued capital stock amounts to 1,899.9 million ordinary shares, of which 20.1 million are shares in treasury. Therefore, total outstanding shares amount to 1,879.8 million, equivalent to 75.2 million ADRs.

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Edenor

Since Edenor’s first share repurchase program ended on July 11, 2018, on December 4, 2018 Edenor’s Board of Directors approved a second program, under the following terms and conditions:

Edenor
	Repurchase Program I	Repurchase Program II
Maximum amount for repurchase	US$40 million	AR$800 million
Maximum price	AR$60/ordinary share or US$55/ADR	US$1,5/ordinary share or US$30/ADR
Period in force	120 days since May 11, 2018	120 days since Dec 6, 2018
Repurchases to date	645,891 ADRs @ US$43.93/ADR	412,176 ADRs @ US$26.99/ADR
Progress	100% - Complete	53% - In process

Note: Repurchases are deemed to be effected transactions.

As of the date hereof, Edenor repurchased a total of 21.2 million ordinary shares or 1.1 million ADRs, with a total disbursement of US$39.5 million.

Moreover, Edenor’s total issued capital stock amounts to 906.5 million ordinary shares, of which 29 million9 are shares in treasury. Therefore, total outstanding shares amount to 877.5 million, equivalent to 43.9 million ADRs.

TGS

On March 5, 2019, the term for TGS’s share repurchase program expired, being the last transaction made on December 26, 2018. As of the date hereof, TGS’ total issued capital stock amounts to 794.5 million ordinary shares, of which 13.6 million shares are in treasury, equivalent to 2.7 million ADRs. The total disbursement amounted to US$40 million.

Consequently, as of the date hereof, TGS’s total outstanding shares amounts to 780.9 million, equivalent to 156.2 million ADRs.

TGS
	Repurchase Program I	Repurchase Program II
Maximum amount for repurchase	AR$1.7 billion	Increased to AR$1.8 billion
Maximum price	AR$95/ordinary share or US$20/ADR	Increased to AR$130/ordinary share or US$17/ADR
Period in force	120 days since May 10, 2018	180 days since September 7, 2018
Repurchases to date	2,103,082 ADRs @ US$15.19/ADR	617,074 ADRs @ US$13.63/ADR
Progress	100% - Complete

Note: Repurchases are deemed to be effected transactions.

1.8       Corporate Governance

Appointment of CEO and CFO

In its meeting held on December 14, 2018, Pampa’s Board of Directors appointed Gustavo Mariani as the Chief Executive Officer (‘CEO’) and Gabriel Cohen as the Chief Financial Officer (‘CFO’). Marcelo Mindlin continues to serve as the Chairman of Pampa’s Board of Directors.

9 Including 7.8 million ordinary shares repurchased under a 2008 program, net of shares granted to Edenor’s key personnel under the Compensation Plan.

Pampa Energía ● Q4 18 Earning Release ● 11

Corporate Governance Plus Panel (‘+GC Panel’)

Pampa is one of the three founding companies of the special stock quote panel called +GC Panel, launched by the Buenos Aires Stock Exchange (‘ByMA’) on December 18, 2018. The +GC Panel has no precedents in Argentina, and includes companies with one vote per share already listed at ByMA, that complies with the best corporate governance and transparency practices even beyond the regulatory required level. These practices, whose compliance is periodically controlled, are aligned with the Corporate Governance principles of the Organization for Economic Co-operation and Development (‘OECD’) and adopted by the G20.

Moreover, the Company joined the first sustainability stock index (non-traded), which selected, based on methodology sponsored by the Inter-American Development Bank (‘IADB’), 15 listed companies with the best performance in terms of environmental, social and corporate governance aspects. Pampa also participates in the Bloomberg’s global gender-equality index (non-traded), in which Pampa is the only Argentine company and one of the 4 selected companies in the energy sector.

1.9       IFRS: Restatement of Financial Information

On December 4, 2018, Law No. 27,468 was published in the BO, repealing PEN Executive Order No. 664/2003, which prohibited the presentation of restated FS in constant currency before the Argentine National Securities and Exchange Commission (‘CNV’). On December 26, 2018, the CNV issued General Res. No. 777/2018, which establishes the standards applicable to the restatement of FS, compliance with which is mandatory for annual FS or FS for special or interim periods closing as from and including December 31, 2018.

Consequently, Pampa’s FS as of December 31, 2018 are disclosed in constant currency as of the closing of the fiscal year 2018, including the comparative figures of the previous fiscal year, in accordance with the IAS 29 regarding the financial information in hyperinflationary economy and the above-mentioned Resolution.

In respect of this Earnings Release, for the convenience of the reader, the quarterly financial information is disclosed and explained in nominal terms, while the annual figures are disclosed both in nominal and adjusted-by-inflation terms when explicitly indicated throughout this document.

Pampa Energía ● Q4 18 Earning Release ● 12

2.        Financial Highlights

2.1       Consolidated Balance Sheet

In AR$ million, as reported under IFRS	As of 12.31.18	As of 12.31.17
ASSETS
Property, plant and equipment	125,005	111,571
Intangible assets	6,080	6,354
Deferred tax credits	80	1,928
Participation in joint businesses and associates	15,333	11,875
Financial assets at fair value with changing results	422	286
Other assets	33	9
Trade receivable and other credits	9,521	7,444
Total non-current assets	156,474	139,467
Inventories	5,169	4,266
Investments at amortized cost	1,330	37
Financial assets at fair value with changing results	15,273	21,576
Financial derivatives	3	6
Trade receivable and other credits	26,489	28,267
Cash and cash equivalents	9,097	1,179
Total current assets	57,361	55,331
Assets classified as held for sale	-	18,457
Total assets	213,835	213,255

EQUITY
Share capital	1,874	2,080
Adjustment to share capital	9,826	10,906
Share premium	18,499	18,496
Repurchased shares	25	2
Cost of repurchased shares	(1,490)	(126)
Adjustment to share capital in treasury	134	13
Statutory reserve	904	733
Voluntary reserve	7,355	12,554
Other reserves	(483)	367
Retained earnings	15,193	11,806
Other comprehensive result	(314)	(353)
Equity attributable to owners of the parent	51,523	56,478
Non-controlling interests	16,160	17,792
Total equity	67,683	74,270

LIABILITIES
Investments in joint ventures and associates	153	-
Provisions	5,499	6,549
Income tax and minimum expected profit tax liability	1,034	1,274
Deferred revenues	275	287
Tax payable	542	540
Deferred tax liabilities	15,354	16,686
Defined benefit plan obligations	1,175	1,464
Salaries and social security payable	163	177
Borrowings	69,189	54,816
Accounts payable and other liabilities	8,162	9,457
Total non-current liabilities	101,546	91,250
Provisions	871	1,179
Deferred income	5	5
Income tax and minimum expected profit tax liability	1,084	1,392
Tax payable	2,052	2,901
Defined benefit plan obligations	162	179
Salaries and social security payable	2,726	3,180
Financial derivatives	49	122
Borrowings	12,901	8,623
Accounts payable and other liabilities	24,756	26,655
Total current liabilities	44,606	44,236
Liabilities associated to assets classified as held for sale	-	3,499
Total liabilities	146,152	138,985

Total liabilities and equity	213,835	213,255

Pampa Energía ● Q4 18 Earning Release ● 13

2.2       Consolidated Income Statement

	Fiscal Year				Fourth Quarter
	As Reported Under IFRS		In Nominal Terms		In Nominal Terms
In AR$ million	2018	2017	2018	2017	2018	2017
Sales revenue	110,080	82,008	90,312	50,347	24,284	14,131
Cost of sales	(74,161)	(59,339)	(57,038)	(34,427)	(16,345)	(9,771)

Gross profit	35,919	22,669	33,274	15,920	7,939	4,360

Selling expenses	(6,451)	(4,776)	(5,353)	(2,904)	(1,907)	(848)
Administrative expenses	(7,751)	(7,481)	(5,900)	(4,555)	(1,786)	(1,338)
Exploration expenses	(45)	(71)	(41)	(44)	(31)	(7)
Other operating income	6,842	5,608	5,206	3,388	826	787
Other operating expenses	(7,526)	(3,892)	(5,927)	(2,346)	(1,631)	(635)
Property, plant and equipment impairment	(1,195)	-	(640)	-	(640)	-
Reversal of property, plant, equipment impairment and intangible assets	-	-	-	543	-	543
Results for participation in joint businesses and associates	4,464	1,813	4,304	1,108	3,779	243
Results from sale of equity share in companies	1,052	-	1,132	-	1,132	-

Operating income	25,309	13,870	26,055	11,110	7,681	3,105

RECPAM - Results from net monetary position	23,696	11,478	-	-	-	-
Financial income	3,751	2,333	3,215	1,432	1,380	417
Financial costs	(11,944)	(8,750)	(9,309)	(5,361)	(3,492)	(1,506)
Other financial results	(32,365)	(3,774)	(26,150)	(2,435)	2,157	(1,164)
Financial results, net	(16,862)	1,287	(32,244)	(6,364)	45	(2,253)

Profit before tax	8,447	15,157	(6,189)	4,746	7,726	852

Income tax	(658)	985	3,201	1,178	(2,320)	1,390

Net income for continuing operations	7,789	16,142	(2,988)	5,924	5,406	2,242

Net income from discontinued operations	3,019	(1,893)	3,053	(254)	7	(542)

Net income for the period	10,808	14,249	65	5,670	5,413	1,700

Attributable to:
Owners of the Company	8,435	10,799	(399)	4,606	6,384	1,512
Continuing operations	5,506	12,867	(3,389)	4,971	6,377	2,147
Discontinued operations	2,929	(2,068)	2,990	(365)	7	(635)
Non-controlling interests	2,373	3,450	464	1,064	(971)	188

Net income per share attributable to the owners of the Company	4.3058	5.5780	(0.2037)	2.3792	3.4066	0.7800
Basic and diluted income per share of continuing operations	2.8106	6.6462	(1.7300)	2.5677	3.4029	1.1076
Basic and diluted income per share of discontinued operations	1.4952	(1.0682)	1.5263	(0.1885)	0.0037	(0.3276)

Pampa Energía ● Q4 18 Earning Release ● 14

2.3       Cash and Financial Borrowings

As of December 31, 2018, in AR$ million under IFRS	Cash(1)		Financial Debt
	Consolidated Financial Statements	Ownership Adjusted	Consolidated Financial Statements	Ownership Adjusted
Power generation(2)	1,749	1,108	22,467	22,467
Electricity distribution	4,618	2,390	8,270	4,281
Refining & distribution	3	3	-	-
Petrochemicals	-	-	-	-
Holding and others	8,839	8,839	-	-
Oil and gas	10,491	10,486	46,707	46,707
Total	25,700	22,826	77,444	73,455

Note: (1) It includes cash and cash equivalents, financial assets at fair value with changing results and investments at amortized cost.
(2) It does not include regulatory liability held against CAMMESA for AR$4,646 million.

2.3.1    Summary of Listed Debt Securities

Company In million	Security	Maturity	Amount Issued	Amount Outstanding	Coupon
In US$
Transener[1]	ON Series 2	2021	101	99	9.75%
Edenor	ON par at fixed rate	2022	300	176	9.75%
TGS[1]	ON at discount at fixed rate	2025	500	500	6.75%
Pampa Energía	ON Series 4 US$-Link[2,3]	2020	34	34	6.25%
	ON Series T at discount & fixed rate	2023	500	500	7.375%
	ON Series I at discount & fixed rate	2027	750	741	7.5%

In AR$
Pampa Energía	ON Series E3	2020	575	575	Badlar Privada

Note: (1) Affiliates are not consolidated in Pampa’s FS, according to the IFRS standards. (2) CB dollar-link, with initial FX rate of AR$8.4917/US$. (3) Debt securities issued by CTLL, a power generation subsidiary merged by absorption to Pampa Energía.

2.3.2    Debt Transactions

During November and December 2018 pre-export financing facilities were redeemed for a total amount of US$38 million. Moreover, maturing in the short-term, pre-export facilities were renewed in bank loans for a total amount of US$20 million, and bank loans for another US$16 million were executed.

After the closing of the fiscal year 2018, Pampa redeemed at maturity for a total amount of US$24 million, net of refinancing, pre-cancelled before maturity a total amount of US$105 million, and refinanced a total of US$36 million with financial entities, under short-term maturities.

As of December 31, 2018, the consolidated average interest rate bearing US$ loans was 7%, currency in which 99% of gross debt is denominated and mostly at fixed rate. The average life of Pampa’s consolidated financial debt amounted to 5 years. The following chart shows the debt profile for the Pampa Corporate Group10 (in US$ million):

10 It does not include interests, it considers Pampa stand-alone and Edenor at 100%, and the affiliates TGS, Transener, Greenwind and Refinor at our equity participation.

Pampa Energía ● Q4 18 Earning Release ● 15

Moreover, as of the quarter’s closing Pampa held in treasury Series I Corporate Bond (‘CB’) maturing in 2027 for a face value of US$9 million, repurchased between August and September 2018 at an average clean price of US$79.2 per face value of US$100.

2.3.3    Pampa Corporate Group’s CBs Ratings

In November 2018, and as a result of the downgrade in the global rating of Argentina’s sovereign debt from ‘B+’ to ‘B’ and in its local rating from ‘raAA’ to ‘raAA-’, S&P also downgraded Pampa, TGS and Transener’s global rating from ‘B+’ to ‘B’ with a negative to stable outlook. S&P also discontinued local ratings for TGS and downgraded Transener’s local rating from ‘raAA’ to ‘raAA-’ with a negative to stable outlook. It should be highlighted that the credit rating agency Moody’s has kept Pampa, Edenor and TGS’ ratings unchanged since the end of December 2017.

The following table shows the Pampa Group’s CBs ratings:

Company	Agency	Ratings
		Global	Local
Pampa	S&P	B	na
	Moody's	B2	na
	FitchRatings	B	AA-
Edenor	S&P	B	raA
	Moody's	B1	Aa3.ar
TGS	S&P	B	na
	Moody's	B1	Aa2.ar
Transener	S&P	B	raAA-

Pampa Energía ● Q4 18 Earning Release ● 16

3.        Analysis in Nominal Terms of the Q4 18 Results

Consolidated net revenues of AR$24,284 million, 72% higher than the AR$14,131 million for Q4 17, explained by increases of 191% in power generation, 59% in electricity distribution, 60% in oil and gas, 68% in petrochemicals and 270% in holding and others, partially offset by higher eliminations from to intersegment sales of AR$1,789 million.

ð  Power Generation of 3,325 GWh from 12 power plants

ð  Electricity sales of 4,652 GWh to 3 million end-users

ð  Production of 42.5 thousand barrels per day of hydrocarbons

ð  Sales of 88 thousand tons of petrochemical products

Consolidated adjusted EBITDA for continuing operations of AR$6,843 million, compared to AR$3,661 million for Q4 17, mainly due to increases of 178% in power generation, 39% in oil and gas, AR$177 million in petrochemicals, AR$888 million in holding and others, and lower intersegment eliminations of AR$23 million, partially offset by losses of AR$653 million in electricity distribution and decreases of AR$35 million in refining and distribution.

Consolidated gain attributable to the owners of the Company of AR$6,384 million, higher than the AR$1,512 million gain recorded in Q4 17, mainly explained by the accrual of AR$5,377 million gain due to 9% AR$ appreciation against US$, currency in which most of the Company’s financial liabilities are denominated, but as the quarterly analysis is in nominal AR$, the inflation effect is not reflected.

Consolidated Adjusted EBITDA Calculation, in AR$ million nominal terms	FY18	FY17	Q4 18	Q4 17
Consolidated operating income	26,055	11,110	7,681	3,105
Consolidated depreciations and amortizations	3,604	3,421	934	867
Consolidated EBITDA under IFRS standards	29,659	14,531	8,615	3,972

Adjustments from generation segment	1,234	(131)	140	44
Deletion of property, plant and equipment impairment	42	-	42	-
Deletion of equity income from Greenwind	789	50	(216)	46
Greenwind's EBITDA adjusted by ownership	237	(5)	105	(2)
Provision of PEPE IV surety bond	473	-	473	-
Other adjustments	(308)	(176)	(265)	0
Adjustments from distribution segment	1,019	(1,563)	788	(770)
Deletion of property, plant and equipment impairment	-	(543)	-	(543)
Retroactive adjustments to extraordinary penalties from the RTI	795	(1,127)	723	(255)
Late payment interests	224	107	65	28
Adjustments from oil and gas segment	(2,807)	(4)	(2,296)	(65)
Deletion of equity income from OldelVal and other affiliates	(1,442)	(44)	(1,315)	(16)
Deletion of results from sale of OldelVal	(1,132)	-	(1,132)	-
OldelVal's EBITDA adjusted by ownership	252	103	86	32
Deletion of net gain from settlement agreement for subsidiary in Ecuador	(806)	-	-	-
Other adjustments	58	27	171	0
Adjustments from refining and distribution segment	66	80	(67)	62
Deletion of equity income from Refinor	49	-	(32)	17
Refinor's EBITDA adjusted by ownership	17	80	(35)	45
Adjustments from petrochemicals segment	591	(19)	604	(19)
Deletion of property, plant and equipment impairment	598	-	598	-
Contingencies and deletion of gained penalties	(7)	(19)	6	(19)
Adjustments from holding and others segment	1,205	1,049	(941)	438
Deletion of equity income from Transener and TGS	(3,700)	(1,114)	(2,216)	(290)
TGS's EBITDA adjusted by ownership	3,600	1,294	925	401
Transener's EBITDA adjusted by ownership	1,305	997	350	327
Other adjustments	-	(128)	-	(0)

Consolidated adjusted EBITDA for continuing operations	30,967	13,943	6,843	3,661
Consolidated adjusted EBITDA for continuing and discontinued operations	32,224	17,000	6,850	4,662

Pampa Energía ● Q4 18 Earning Release ● 17

3.1       Analysis of the Power Generation Segment

Power Generation Segment, Consolidated In AR$ million	Fiscal Year						Fourth Quarter
	As Reported Under IFRS			In Nominal Terms			In Nominal Terms
	2018	2017	∆ %	2018	2017	∆ %	2018	2017	∆ %
Sales revenue	22,825	13,311	+71%	19,233	8,210	+134%	7,067	2,428	+191%
Cost of sales	(10,274)	(7,335)	+40%	(7,538)	(3,971)	+90%	(3,346)	(1,232)	+172%

Gross profit	12,551	5,976	+110%	11,695	4,239	+176%	3,721	1,196	+211%

Selling expenses	(54)	(161)	-66%	(37)	(94)	-61%	(3)	(31)	-90%
Administrative expenses	(1,535)	(1,189)	+29%	(1,213)	(717)	+69%	(507)	(195)	+160%
Other operating income	405	725	-44%	379	420	-10%	269	46	NA
Other operating expenses	(640)	(357)	+79%	(608)	(210)	+190%	(496)	(19)	NA
Property, plant and equipment impairment	(7)	-	NA	(42)	-	NA	(42)	-	NA
Results for participation in joint businesses	(414)	(73)	NA	(789)	(50)	NA	216	(46)	NA

Operating income	10,306	4,921	+109%	9,385	3,588	+162%	3,158	951	+232%

RECPAM - Results from net monetary position	8,789	654	NA	-	-	NA	-	-	NA
Financial income	1,949	1,453	+34%	1,650	893	+85%	645	268	+141%
Financial costs	(3,218)	(2,618)	+23%	(2,710)	(1,596)	+70%	(986)	(425)	+132%
Other financial results	(13,772)	(1,265)	NA	(11,203)	(817)	NA	684	(398)	NA

Profit before tax	4,054	3,145	+29%	(2,878)	2,068	NA	3,501	396	NA

Income tax	(107)	(137)	-22%	498	(230)	NA	(1,029)	(269)	+283%

Net income for the period	3,947	3,008	+31%	(2,380)	1,838	NA	2,472	127	NA

Attributable to:
Owners of the Company	3,734	2,841	+31%	(2,830)	1,630	NA	2,365	41	NA
Non-controlling interests	213	167	+28%	450	208	+116%	107	86	+24%

Adjusted EBITDA	13,617	6,703	+103%	11,620	4,302	+170%	3,546	1,274	+178%

Increases in prop., plant, equipment and intangible assets	8,911	10,380	-14%	7,759	6,277	+24%	3,237	1,549	+109%
Depreciation and amortization	2,488	2,029	+23%	1,001	845	+18%	248	279	-11%

In Q4 18, gross margin at power generation recorded AR$3,721 million, 211% higher than the same period in 2017, mainly due to the 111% devaluation in the average nominal exchange rate, with impact on our US$-nominated sales, not only on our new energy’s PPAs (Energía Plus, SE Res. No. 220/2007, MEyM Res. No. 21/2017 and RenovAr) but also on our legacy energy’s remuneration pursuant to SEE Res. No. 19/2017. Moreover, the increase in gross margin is explained by new units in force, Ingeniero White thermal power plant (‘CTIW’), commissioned in December 2017, and Mario Cebreiro wind farm (‘PEMC’) in June 2018, and to a lesser extent, the update in legacy energy remuneration scheme, by which the remuneration is US$-nominated discriminated by technology and generation scale. Between May and October 2017 with DIGO, it was accrued base remuneration followed by an increase to full remuneration scheme as from November 2017. During the entire Q4 18 legacy capacity was billed under the full remuneration, where thermal units’ real availability was tested each month against its DIGO. Additionally, since the second week of November 2018, Pampa opted to make use of the fuel self-procurement capacity for its thermal generation units, and therefore, higher revenues were recorded due to the recognition of gas cost pass-through in the CVP, but also higher costs due to the purchase of such gas.

In operating terms, Pampa’s power generation during Q4 18 increased by 23% compared to Q4 17, mainly due to the technical problem in one of the combined cycle’s gas turbine by the end of September 2017 at Genelba thermal power plant (‘CTGEBA’), which was restored in January 2018 (+628 GWh), in addition to the major programmed maintenance service in the TV01 steam turbine at Loma de la Lata thermal power plant (‘CTLL’)’s combined cycle between October and November 2017, increasing the capacity for 15 additional MW as of January 2018 (+282 GWh). Additionally, the higher generation during the Q4 18 was due to the commissioning of CTIW and PEMC power plants (+149 GWh). These variations were partially offset by lower dispatch at Güemes thermal power plant (‘CTG’), Parque Pilar thermal power plant (‘CTPP’) and Piquirenda thermal power plant (‘CTP’) (-193 GWh), in addition to lower water input with impact on our hydroelectric units (-242 GWh).

Pampa Energía ● Q4 18 Earning Release ● 18

Summary of Electricity Generation Assets	Hydroelectric			Wind	Thermal								Total
	HINISA	HIDISA	HPPL	PEMC	CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía
Installed Capacity (MW)	265	388	285	100	765	361	30	620	100	100	843	14	3,871
New Capacity (MW)	-	-	-	100	364	100	30	-	100	100	169	14	977
Market Share	0.7%	1.0%	0.7%	0.3%	2.0%	0.9%	0.1%	1.6%	0.3%	0.3%	2.2%	0.04%	10.0%

Fiscal Year
Net Generation 2018 (GWh)	577	393	886	247	4,748	1,674	134	753	192	274	4,859	108	14,845
Market Share	0.4%	0.3%	0.6%	0.2%	3.5%	1.2%	0.1%	0.5%	0.1%	0.2%	3.5%	0.1%	10.8%
Sales 2018 (GWh)	577	393	886	247	4,748	2,227	134	753	192	274	5,457	110	15,999

Net Generation 2017 (GWh)	751	480	760	-	3,864	1,772	156	1,453	142	23	4,685	100	14,186
Variation 2018 vs. 2017	-23%	-18%	+17%	na	+23%	-6%	-14%	-48%	+35%	na	+4%	+8%	+5%
Sales 2017 (GWh)	751	480	760	-	3,864	2,358	156	1,453	142	23	5,424	103	15,514

Avg. Price 2018 (US$/MWh)	31	46	22	80	43	35	59	88	195	107	36	57	44
Avg. Price 2017 (US$/MWh)	24	33	22	na	38	32	52	32	98	42	27	69	32
Avg. Gross Margin 2018 (US$/MWh)	20	32	15	71	37	20	na	46	164	85	18	15	29
Avg. Gross Margin 2018 (US$/MWh)	11	16	12	na	34	14	na	12	82	33	15	21	20

Fourth Quarter
Net Generation Q4 18 (GWh)	182	131	186	99	900	243	14	161	23	72	1,290	25	3,325
Market Share	0.6%	0.4%	0.6%	0.3%	2.8%	0.8%	0.0%	0.5%	0.1%	0.2%	4.1%	0.1%	10.5%
Sales Q4 18 (GWh)	182	131	186	99	900	348	14	161	23	72	1,403	25	3,543

Net Generation Q4 17 (GWh)	275	148	317	-	617	362	33	151	79	23	661	28	2,693
Variation Q4 18 vs. Q4 17	-34%	-12%	-41%	na	+46%	-33%	-57%	+6%	-71%	+222%	+95%	-8%	+23%
Sales Q4 17 (GWh)	275	148	317	-	617	510	33	151	79	23	846	28	3,026

Avg. Price Q4 18 (US$/MWh)	23	35	24	66	66	44	125	123	397	111	44	40	55
Avg. Price Q4 17 (US$/MWh)	20	32	17	na	62	39	60	80	123	40	44	68	45
Avg. Gross Margin Q4 18 (US$/MWh)	14	23	16	57	45	23	na	53	307	87	18	3	31
Avg. Gross Margin Q4 17 (US$/MWh)	9	16	na	na	56	16	na	30	104	31	na	na	28

Note: Gross margin before amortization and depreciation. FX rate of AR$/US$: 2018 – 28.13; 2017 – 16.57; Q4 18 – 37.11; Q4 17 – 17.56.

Net operating costs increased by 185% compared to Q4 17, mainly due to higher costs of energy and gas purchases and transportation to cover Plus contracts and to the fuel self-procurement, in addition to higher labor, operational and maintenance costs due to new capacity additions at CTIW and PEMC.

The Q4 18 registered a positive variation in financial results of AR$898 million, amounting to a net gain of AR$343 million, mainly due to the appreciation of the AR$ in relation to the US$ during the Q4 18, currency in which most of the financial liabilities allocated to the segment are denominated, while in Q4 17 there was a devaluation of the AR$ related to the US$; in addition to commercial interests charged to CAMMESA due to late payment. Those effects were partially offset by higher losses due to the impairment of CAMMESA credits and higher interests on loan agreements with CAMMESA and financial borrowings.

Adjusted EBITDA increased by 178% over Q4 17, to a gain of AR$3,546 million, mainly due to the AR$ devaluation on our sales denominated in US$, the new PPAs commissioning at CTIW and PEMC, the better remuneration for legacy energy in US$ and the recognition of the fuel self-procurement, partially offset by higher costs of energy and gas purchase and transportation, labor and operational and maintenance of the increasing number of units. The adjusted EBITDA considers the proportional EBITDA of PEMC (Greenwind), in which Pampa holds a direct participation of 50%, for a gain of AR$105 million in Q4 18. Moreover, the adjusted EBITDA in Q4 18 excludes the recovery of insurances and expenses at CTG and CTGEBA in relation to the technical problem occurred in 2017 (AR$218 million), the provision for the contingency at Pampa Energía Wind Farm (‘PEPE’) IV (AR$473 million), which was registered due to the economic volatility and changes in applicable legislation that negatively impacted in the project, among other non-recurrent and non-cash items.

Pampa Energía ● Q4 18 Earning Release ● 19

The following table shows a summary of the committed expansion projects:

Project	MW	Equipment Provider	Marketing	Awarded Price			Estimated Capex in US$ million[1]		Date of Commissioning
				Capacity US$/MW-month	Variable US$/MWh	Total US$/MWh	Budget	% Executed @ Dec 31, 2018
Thermal
Loma de la Lata	15	MAN	Res. SEE No. 19/17	7,000	7	17	20	85%	Q3 2019
	105	GE	US$ PPA for 10 years	23,000	7.5	39	90	100%	August 5, 2017
Parque Ind. Pilar	100	Wärtsilä	US$ PPA for 10 years	26,900	15 - 16	52	103	100%	August 29, 2017
Ing. White	100	Wärtsilä	US$ PPA for 10 years	21,800	12 - 15	42 - 45	92	100%	December 22, 2017
Closing Genelba Plus	383	Siemens	US$ PPA for 15 years	20,500	6	34	350	51%	GT: Q2 2019 / CC: Q2 2020

Renewable
Mario Cebreiro[2]	100	Vestas	US$ PPA for 20 years	na	na	58(3)	139	96%	June 8, 2018
Pampa Energía II	53	Vestas	MAT ER	na	na	na	64	74%	Q2 2019
Pampa Energía III	53	Vestas	MAT ER	na	na	na	73	66%	Q2 2019

Total	909						931	76%

Note: (1) Amounts without VAT. (2) Pampa holds 50% of stake. (3) Awarded price does not consider incentive and adjustment factors.

3.2       Analysis of the Electricity Distribution Segment

Electricity Distribution Segment, Consolidated In AR$ million	Fiscal Year						Fourth Quarter
	As Reported Under IFRS			In Nominal Terms			In Nominal Terms
	2018	2017	∆ %	2018	2017	∆ %	2018	2017	∆ %
Sales revenue	55,954	39,603	+41%	45,454	24,339	+87%	10,727	6,763	+59%
Cost of sales	(42,839)	(30,117)	+42%	(33,899)	(17,667)	+92%	(9,255)	(4,947)	+87%

Gross profit	13,115	9,486	+38%	11,555	6,672	+73%	1,472	1,816	-19%

Selling expenses	(5,033)	(3,568)	+41%	(4,181)	(2,079)	+101%	(1,572)	(619)	+154%
Administrative expenses	(2,872)	(2,505)	+15%	(2,018)	(1,444)	+40%	(615)	(435)	+41%
Other operating income	322	158	+104%	247	97	+155%	48	27	+78%
Other operating expenses	(1,648)	(1,261)	+31%	(1,282)	(758)	+69%	(411)	(146)	+182%
Reversal of property, plant and equipment impairment	-	-	NA	-	461	-100%	-	461	-100%
Reversal of intangible assets	-	-	NA	-	82	-100%	-	82	-100%
Results for participation in joint businesses	2	10	-80%	-	-	NA	-	-	NA

Operating income	3,886	2,320	+68%	4,321	3,031	+43%	(1,078)	1,186	NA

RECPAM - Results from net monetary position	8,504	5,457	+56%	-	-	NA	-	-	NA
Financial income	672	441	+52%	564	272	+107%	206	90	+129%
Financial costs	(4,977)	(2,607)	+91%	(3,454)	(1,595)	+117%	(1,504)	(443)	+240%
Other financial results	(1,879)	19	NA	(1,536)	(9)	NA	(819)	(80)	NA

Profit before tax	6,206	5,630	+10%	(105)	1,699	NA	(3,195)	753	NA

Income tax	(1,865)	(449)	NA	20	(417)	NA	980	(161)	NA

Net income for the period	4,341	5,181	-16%	(85)	1,282	NA	(2,215)	592	NA

Attributable to:
Owners of the Company	2,273	2,719	-16%	(35)	951	NA	(1,136)	581	NA
Non-controlling interests	2,068	2,462	-16%	(50)	331	NA	(1,079)	11	NA

Adjusted EBITDA	7,619	2,809	+171%	5,950	1,911	+211%	(114)	539	NA

Increases in prop., plant, equipment and intangible assets	8,550	8,483	+1%	7,611	4,137	+84%	3,219	1,264	+155%
Depreciation and amortization	2,611	2,198	+19%	610	443	+38%	176	123	+43%

In Q4 18, net sales increased by AR$3,964 million compared to Q4 17, mainly due to the full implementation as from February 2018 of the accumulated 98% full tariff increase on Distribution Added Value (‘VAD’) calculated in the RTI, while in Q4 17 the first stage’s 42% tariff increase was implemented over VAD in October and the second stage’s additional 18% increase was implemented in November and December. The increase in net sales is also explained by the recognition of CPD variations, of which the first implementation of 11.6% over VAD was granted in December 2017 (retroactive to August 2017), and in Q4 18 an accumulated 35% increase in CPD was implemented since August 2017 (12% increase in February 2018 and a partial 8% increase in August 2018). Should the 6% increase in CPD had not been deferred in August 2018 to February 2019, the Q4 18 net sales would have been AR$410 million higher. Moreover, since February 2018, the 48 monthly installments are being invoiced due to the gradual implementation of the tariff increase during February 2017 and January 2018 (AR$353 million in Q4 18).

Pampa Energía ● Q4 18 Earning Release ● 20

The increase in net sales in Q4 18 was partially offset by 8% lower energy volume sales in comparison to Q4 17, mainly explained by lower consumption in the residential segment related to inferior temperatures in December 2018 compared to the same month in previous year and the impact of the tariff increase, in addition to lower demand from industries and SMEs in line with economic activity downturn. On the other hand, the number of Edenor’s clients increased by 3%, mainly due to regularization of residential clients as a result of the market disciplinary actions carried out, and regularization of clandestine connections, which included the installation of approximately 100 thousand energy integrated measuring units during the year 2018.

Edenor's Sales by Type of Customer	2018			2017			Variation
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
Fiscal Year
Residential[1]	8,948	42%	2,677,554	9,143	42%	2,579,705	-2%	+4%
Commercial	3,478	16%	354,799	3,595	17%	362,607	-3%	-2%
Industrial	3,646	17%	6,857	3,687	17%	6,866	-1%	-0%
Wheeling System	3,823	18%	699	3,966	18%	704	-4%	-1%
Others
Public Lighting	724	3%	21	709	3%	21	+2%	-
Shantytowns and Others	553	3%	456	483	2%	426	+15%	+7%

Total	21,172	100%	3,040,386	21,582	100%	2,950,329	-2%	+3%

Fourth Quarter
Residential[1]	1,800	39%	2,677,554	2,005	40%	2,579,705	-10%	+4%
Commercial	794	17%	354,799	857	17%	362,607	-7%	-2%
Industrial	865	19%	6,857	922	18%	6,866	-6%	-0%
Wheeling System	920	20%	699	1,008	20%	704	-9%	-1%
Others
Public Lighting	159	3%	21	158	3%	21	+0%	-
Shantytowns and Others	114	2%	456	112	2%	426	+3%	+7%

Total	4,652	100%	3,040,386	5,063	100%	2,950,329	-8%	+3%

Note: (1) It includes 586,222 and 656,391 clients categorized under Social Tariff as of December 31, 2018 and 2017, respectively.

Energy purchases increased by 91% compared to Q4 17, due to increase in electricity prices charged to end-users as subsidies are being gradually removed, in addition to increase in electricity losses in terms of rate and cost (losses rate of 17.1% of demanded electricity in Q4 18 in comparison with 16.4% in Q4 17), mainly due to electricity theft, frauds incentivized by economic recession and tariff increase impact.

Net operating costs, excluding energy purchases, increased by 96% compared to Q4 17, mainly due to extraordinary penalties implemented by the ENRE but not stipulated in the RTI, which penalize the delays in measurements and billings according to Resolution ENRE N° 91/18 (AR$437 million), in addition to higher penalties due to a modification in the calculation methodology (AR$357 million), plus the update amounts in penalties accrued before the RTI by inflation and those fined as from the RTI adjusted by interest rate. Moreover, higher charges from contractors were accrued, primarily related to operating tasks aiming to reduce electricity losses and increase the maintenance and reliability; higher costs related to IT services in US$ for the development of new platforms for the management of human resources and technical crew, and higher salary costs from labor negotiations and higher number of average personnel.

During Q4 18 losses in net financial results increased by AR$1,684 million amounting to a loss of AR$2,117 million, mainly explained by higher commercial interests due to higher payables stock held against CAMMESA for electricity purchases and the impairment of the credit held against RDSA11, partially offset by the gain from net FX difference as a result of the appreciation of the AR$ against the US$ in 4Q 18, currency in which Edenor’s financial liabilities are denominated, while in Q4 17 the AR$ devaluated against US$.

11 For further information, see section 1.4 of this Earnings Release

Pampa Energía ● Q4 18 Earning Release ● 21

The adjusted EBITDA in Q4 18 for our electricity distribution segment posted a loss of AR$114 million, mainly because tariff increases under the RTI and CPD variation over VAD did not compensate the lower electricity demand, the increasing operational costs and energy losses. Moreover, the adjusted EBITDA in 4Q 18 does not consider extraordinary penalties and changes in calculation criteria in respect of what is stipulated in the RTI, because they correspond to other periods and were appealed before the ENRE. Those penalties and criteria changes negatively impacted the adjusted EBITDA in Q4 17, lowering by AR$169 million the amounts originally reported. Finally, the adjusted EBITDA in Q4 17 does not consider the reversal of the impairment of our investment in Edenor for AR$543 million.

3.3       Analysis of the Oil and Gas Segment12

Oil & Gas Segment, Consolidated In AR$ million	Fiscal Year						Fourth Quarter
	As Reported Under IFRS			In Nominal Terms			In Nominal Terms
	2018	2017	∆ %	2018	2017	∆ %	2018	2017	∆ %
Sales revenue	19,638	17,402	+13%	16,301	10,641	+53%	4,749	2,966	+60%
Cost of sales	(10,822)	(11,695)	-7%	(8,315)	(6,581)	+26%	(2,453)	(1,858)	+32%

Gross profit	8,816	5,707	+54%	7,986	4,060	+97%	2,296	1,108	+107%

Selling expenses	(721)	(600)	+20%	(604)	(455)	+33%	(183)	(111)	+65%
Administrative expenses	(2,110)	(2,053)	+3%	(1,654)	(1,326)	+25%	(605)	(362)	+67%
Exploration expenses	(45)	(71)	-37%	(41)	(44)	-7%	(31)	(7)	NA
Other operating income	5,320	4,123	+29%	3,887	2,522	+54%	195	662	-71%
Other operating expenses	(4,304)	(1,410)	+205%	(3,252)	(857)	+279%	(502)	(328)	+53%
Results for participation in joint businesses and associates	1,421	41	NA	1,442	44	NA	1,315	16	NA
Results for sale of companies' stakes	1,052	-	NA	1,132	-	NA	1,132	-	NA

Operating income	9,429	5,737	+64%	8,896	3,944	+126%	3,617	978	+270%

RECPAM - Results from net monetary position	4,037	(687)	NA	-	-	NA	-	-	NA
Financial income	594	209	+184%	549	124	NA	378	15	NA
Financial costs	(2,978)	(2,932)	+2%	(2,484)	(1,793)	+39%	(791)	(506)	+56%
Other financial results	(19,288)	(3,493)	NA	(15,344)	(2,228)	NA	3,436	(915)	NA

Profit before tax	(8,206)	(1,166)	NA	(8,383)	47	NA	6,640	(428)	NA

Income tax	2,124	893	+138%	3,561	955	+273%	(877)	1,143	NA

Net income for continuing operations	(6,082)	(273)	NA	(4,822)	1,002	NA	5,763	715	NA

Net income from discontinued operations	1,868	(1,328)	NA	2,149	121	NA	1	(184)	NA

Net income for the period	(4,214)	(1,601)	+163%	(2,673)	1,123	NA	5,764	531	NA

Attributable to:
Owners of the Company	(4,306)	(2,373)	+81%	(2,737)	598	NA	5,763	440	NA
Non-controlling interests	92	772	-88%	64	525	-88%	1	91	-99%

Adjusted EBITDA for continuing operations	9,929	9,178	+8%	7,942	5,896	+35%	1,805	1,295	+39%
Adjusted EBITDA for cont. and discontinued operations	10,878	11,569	-6%	8,582	8,660	-1%	1,806	2,124	-15%

Increases in prop., plant, equipment and intangible assets	7,221	5,295	+36%	6,468	4,195	+54%	2,517	1,442	+75%
Depreciation and amortization	3,472	3,273	+6%	1,853	1,956	-5%	484	382	+27%

In Q4 18 the gross margin for continuing operations from our oil and gas segment increased by AR$1,188 million compared to Q4 17, mainly due to the effect of the AR$ devaluation over oil and gas sale prices, which are denominated in US$ and expressed in AR$, in addition to a 12% higher oil price in US$ in comparison to Q4 17. These effects were partially offset by a drop of 27% in gas sales prices in US$ accrued to the final demand, in addition to the expiration of Plan Gas 2, higher royalties due to the FX variation, higher logistics and contractors’ costs and lower domestic hydrocarbon production.

12 The oil and gas segment only consolidates the continuing operations, because in January 2018 we agreed to divest certain assets that are mainly related to crude oil production, therefore because of reporting standards, this divestment is shown as discontinued operations as from the fourth quarter of 2017 not only the current but also the comparative period.

Pampa Energía ● Q4 18 Earning Release ● 22

In operating terms, the domestic production of our oil and gas segment for continuing operations in Q4 18 registered 42.5 kboe/day, 4.0 boe/day lower than Q4 17. Production of gas reached 222 mcf/day, 9% lower than Q4 17, mainly because of a lower demand of gas due to seasonal factors and to a lesser extent, to economic recession, in combination with an excess of domestic supply due to the disruption of shale gas, which is mainly sustained by projects approved under the Unconventional Plan Gas. These effects affected on Rincón del Mangrullo block (-28 mcf/day) due to a lower drilling rate and natural decline, and delays in drilling activity at Sierra Chata (-2 mcf/day). These negative variations were partially offset by the increase in production at El Mangrullo (+8 mcf/day), which was interconnected by a gas pipeline to Rincón del Mangrullo to take advantage of this block’s processing plant, rising December’s production by approximately 24 mcf/day, in line with the return of fuel self-procurement for power generation, in addition to a slight increase at Río Neuquén (+3 mcf/day). Additionally, oil production decreased from 5.9 kbbl/day in Q4 17 to 5.4 kbbl/day in Q4 18, mainly due to the service termination at Medanito La Pampa block (-0.9 kbbl/day), partially offset by a slight increase in crude oil production at El Tordillo (+0.3 kbbl/day) and Río Neuquén (+0.1 kbbl/day) blocks.

   As of December 31, 2018, we accounted 892 productive wells in Argentina for continuing operations, in comparison to 904 as of December 31, 2017. Furthermore, Pampa’s proven reserves amounted to 130 million boe, 4% higher compared to December 31, 2017. Considering current production levels and concessions’ extensions in 2018, the reserve-replacement ratio posted 1.32, and average life to 8 years.

Pampa Energía ● Q4 18 Earning Release ● 23

Oil & Gas Production	Continuing Operations							Discontinued Operations				Total
	Oil			Gas			Subtotal	Oil	Gas	LPG	Subtotal
	PEPASA	Pampa	Subtotal	PEPASA	Pampa	Subtotal
Fiscal Year
Volume 2018
In thousand m3/day	-	0.8	0.8	-	6,753	6,753		2.0	1,112	0.1
In thousand boe/day	-	5.1	5.1	-	39.7	39.7	44.8	12.7	6.5	0.6	19.8	64.6
In million cubic feet/day				-	238	238			39

Volume 2017
In thousand m3/day	0.5	0.7	1.2	2,847	4,171	7,018		2.2	1,037	0.1
In thousand boe/day	2.9	4.6	7.6	16.8	24.6	41.3	48.9	14.0	6.1	0.7	20.8	69.7
In million cubic feet/day				101	147	248			37
Variation 2018 v. 2017	na	+9%	-33%	na	+62%	-4%	-8%	-10%	+7%	-11%	-5%	-7%

Avg. Price 2018
In US$/bbl	na	63.0	63.0					61.7
In US$/MBTU				na	4.7	4.7			4.4
In US$/ton										415.3

Avg. Price 2017
In US$/bbl	49.9	49.8	49.8					55.0
In US$/MBTU				7.2	5.7	6.3			5.3
In US$/ton										341.4
Variation 2018 v. 2017	na	+27%	+27%	na	-18%	-25%		+12%	-18%	+22%

Fourth Quarter
Volume Q4 18
In thousand m3/day	-	0.9	0.9	-	6,293	6,293
In thousand boe/day	-	5.4	5.4	-	37.0	37.0	42.5					42.5
In million cubic feet/day				-	222	222

Volume Q4 17
In thousand m3/day	0.2	0.8	0.9	2,525	4,373	6,898		2.1	1,150	0.1
In thousand boe/day	1.1	4.8	5.9	14.9	25.7	40.6	46.5	13.5	6.8	0.6	20.9	67.4
In million cubic feet/day				89	154	244			41
Variation Q4 18 v. Q4 17	na	+13%	-8%	na	+44%	-9%	-9%					-37%

Avg. Price Q4 18
In US$/bbl	na	60.3	60.3
In US$/MBTU				na	3.4	3.4

Avg. Price Q4 17
In US$/bbl	58.4	53.7	53.9					55.5
In US$/MBTU				6.3	6.2	6.2			5.7
In US$/ton										409.5
Variation Q4 18 v. Q4 17	na	+12%	+12%	na	-45%	-45%

Note: The production considers the 100% contribution of Medanito La Pampa, block in which services were provided until Q4 17, it does not consider foreign production of 0.3 kbbl/day in 2018; 1.3 kbbl/day in 2017; 0.3 kbbl/day in Q4 18 and 0.7 kbbl/day in Q4 17. During 2018, discontinued operations considers only Q1 18 volumes. Due to merger as from October 1, 2017, the production of Pampa includes the production of Petrolera Pampa. FX rate of AR$/US$: 2018 – 28.13; 2017 – 16.57; Q4 18 – 37.11; Q4 17 – 17.56.

In Q4 18, our accrued gas average sale price was US$3.4/MBTU, 45% lower than the US$6.2/MBTU registered in Q4 17, mainly due to a 27% decline in end-users’ sale price in comparison with Q4 17 and the expiration of Plan Gas 2 as from July 1, 2018. Lower sales prices to end-users mainly respond to the reduction of reference price for gas fired at power plants and the gas tenders on a non-firm basis conducted by CAMMESA, which reflected demand seasonality and excess in domestic supply, negatively impacting the commercialization of gas in the industrial segment. These effects were partially offset by higher price accrual to residential demand. In Q4 17, Plan Gas 2 contribution to accrued price was US$1.6/MBTU.

Pampa Energía ● Q4 18 Earning Release ● 24

Regarding net financial results, during Q4 18 a gain of AR$3,023 million was recorded, compared to a loss of AR$1,406 million in Q4 17, mainly due to the gain from appreciation of the AR$ against the US$ during the Q4 18, currency in which most of the financial liabilities allocated to the segment are denominated, while in Q4 17 the AR$ devaluated against US$; plus, to the lesser extent, the higher gain from holding of financial instruments, partially offset by the impairment of receivables held against gas distributors for US$11 million (original stock of approximately US$30 million).

The adjusted EBITDA of our oil and gas segment for continuing operations increased by AR$510 million, posting AR$1,805 million in Q4 18, mainly due to the effect of devaluation in US$-denominated sales and improvements in oil sale price in US$, partially offset by lower gas prices in US$, Plan Gas 2 expiration and lower hydrocarbon production. The adjusted EBITDA considers the proportional of our 23.1% ownership at OldelVal, an oil pipeline company, for a gain of AR$86 million in Q4 18 and AR$32 million in Q4 17. Furthermore, the adjusted EBITDA in Q4 18 excludes the restatement of OCP’s Ship or Pay contract in Ecuador (AR$106 million), adjustment of royalties accrued for Plan Gas 2 in fiscal year 2017 (AR$153 million) and impairment of wells (AR$17 million).

3.4       Analysis of the Refining and Distribution Segment

Refining and Marketing Segment, Consolidated In AR$ million	Fiscal Year						Fourth Quarter
	As Reported Under IFRS			In Nominal Terms			In Nominal Terms
	2018	2017	∆ %	2018	2017	∆ %	2018	2017	∆ %
Selling expenses	(159)	-	NA	(131)	-	NA	(76)	-	NA
Other operating income	281	-	NA	254	-	NA	117	-	NA
Results for participation in associates	(138)	(113)	+22%	(49)	-	NA	32	(17)	NA

Operating income	(16)	(113)	-86%	74	-	NA	73	(17)	NA

RECPAM - Results from net monetary position	(15)	(276)	-95%	-	-	NA	-	-	NA
Other financial results	32	-	NA	29	-	NA	(2)	-	NA

Profit before tax	1	(389)	NA	103	-	NA	71	(17)	NA

Income tax and minimum expected profit tax	(32)	-	NA	(53)	-	NA	(21)	-	NA

Net income for continuing operations	(31)	(389)	-92.0%	50	-	NA	50	(17)	NA

Net income from discontinued operations	1,167	(599)	NA	920	(391)	NA	6	(337)	NA

Net income for the period	1,136	(988)	NA	970	(391)	NA	56	(354)	NA

Adjusted EBITDA for continuing operations	198	80	+147%	145	80	+81%	9	45	-79%
Adjusted EBITDA for cont. and discontinued operations	930	544	+71%	762	373	+104%	15	217	-93%

Increases in prop., plant, equipment and intangible assets	50	255	-80%	38	154	-75%	1	31	-97%
Depreciation and amortization	20	-	NA	5	-	NA	3	-	NA

The adjusted EBITDA of our refining and distribution segment for continuing operations13 posted a gain of AR$9 million in Q4 18, mainly due to the activities at Dock Sud dispatch facility and the proportional EBITDA of Refinor, a company in which Pampa holds a direct participation of 28.5%, for a loss of AR$35 million in Q4 18, in comparison to a gain of AR$45 million in the same period in 2017.

13 In December 2017 we agreed to divest assets related to refining and distribution segment, so for reporting purposes this segment is shown as discontinued operations since Q4 17 for the current and comparative periods, only consolidating continuing operations, which are our stake at Refinor and Dock Sud’s dispatch facility.

Pampa Energía ● Q4 18 Earning Release ● 25

The amounts corresponding to Pampa’s discontinued operations are shown below:

Refining & Distribution Operating Summary	Products
	Crude Oil	Diesel Oil	Gasolines	Fuel Oil, IFOs & Asphalts	Others	Total
Fiscal Year
Volume 2018 (thousand m3)	24	345	196	138	127	829
Volume 2017 (thousand m3)	17	811	455	297	264	1,843
Volume Variation 2018 - 2017	+46%	-58%	-57%	-54%	-52%	-55%

Average Price 2018 (US$/m3)	367	579	624	405	554	550
Average price 2017 (US$/m3)	307	579	663	399	450	550
Price Variation 2018 - 2017	+19%	-0%	-6%	+2%	+23%	+0%

Fourth Quarter
Volume Q4 18 (thousand m3)	-	-	-	-	-	-
Volume Q4 17 (thousand m3)	4	202	118	65	54	443

Average Price Q4 18 (US$/m3)	-	-	-	-	-	-
Average Price Q4 17 (US$/m3)	299	605	657	447	530	584

Note: In fiscal year 2018, it considers only the volumes until June 30, 2018. FX rate of AR$/US$: 6M18 – 21.63; 2017 – 16.57; Q4 17 – 17.56.

3.5       Analysis of the Petrochemicals Segment

Petrochemicals Segment, Consolidated In AR$ million	Fiscal Year						Fourth Quarter
	As Reported Under IFRS			In Nominal Terms			In Nominal Terms
	2018	2017	∆ %	2018	2017	∆ %	2018	2017	∆ %
Sales revenue	12,748	11,825	+8%	10,538	7,229	+46%	3,125	1,855	+68%
Cost of sales	(12,602)	(10,915)	+15%	(9,641)	(6,655)	+45%	(3,089)	(1,732)	+78%

Gross profit	146	910	-84%	897	574	+56%	36	123	-71%

Selling expenses	(484)	(471)	+3%	(399)	(290)	+38%	(73)	(82)	-11%
Administrative expenses	(212)	(622)	-66%	(172)	(380)	-55%	235	(112)	NA
Other operating income	205	103	+99%	171	64	+167%	30	29	+3%
Other operating expenses	(752)	(363)	+107%	(648)	(227)	+185%	(226)	(105)	+115%
Property, plant and equipment impairment	(1,188)	-	NA	(598)	-	NA	(598)	-	NA

Operating income	(2,285)	(443)	NA	(749)	(259)	+189%	(596)	(147)	NA

RECPAM - Results from net monetary position	1,850	58	NA	-	-	NA	-	-	NA
Finance income	50	16	+213%	43	10	NA	5	-	NA
Finance costs	(566)	(387)	+46%	(490)	(238)	+106%	(153)	(69)	+122%
Other financial results	(1,481)	(241)	NA	(1,139)	(152)	NA	567	(49)	NA

Profit before tax	(2,432)	(997)	+144%	(2,335)	(639)	+265%	(177)	(265)	-33%

Income tax	471	728	-35%	788	529	+49%	170	454	-63%

Net income for the period	(1,961)	(269)	NA	(1,547)	(110)	NA	(7)	189	NA

Adjusted EBITDA	(890)	(320)	+178%	(25)	(161)	-84%	35	(142)	NA

Increases in prop., plant, equipment and intangible assets	140	182	-23%	132	110	+20%	37	51	-27%
Depreciation and amortization	222	152	+46%	133	117	+14%	27	24	+13%

The gross margin in this segment during Q4 18 posted AR$36 million, 71% lower than Q4 17, mainly driven by lower international pricing references, denominated in US$, thus lower sales prices, combined with lower sales volume due to lower demand in products and export duty pursuant to Executive Order No. 793 and 865/18, partially offset by the depreciation of the FX on sales prices and optimization of fixed costs by shutting down the BOPs plant in Zárate.

Pampa Energía ● Q4 18 Earning Release ● 26

The amounts corresponding to Pampa are shown below:

Petrochemicals Operating Summary	Products
	Styrene & Polystyrene[1]	SBR	Others	Total
Fiscal Year
Volume 2018 (thousand ton)	113	26	215	355
Volume 2017 (thousand ton)	134	33	291	458
Volume Variation 2018 - 2017	-15%	-23%	-26%	-23%

Average Price 2018 (US$/ton)	1,515	1,821	722	1,056
Average Price 2017 (US$/ton)	1,506	2,052	571	953
Price Variation 2018 - 2017	+1%	-11%	+26%	+11%

Fourth Quarter
Volume Q4 18 (thousand ton)	22	4	62	88
Volume Q4 17 (thousand ton)	32	9	63	104
Volume Variation Q4 18 - Q4 17	-31%	-53%	-2%	-15%

Average Price Q4 18 (US$/ton)	1,640	2,008	639	955
Average Price Q4 17 (US$/ton)	1,614	1,826	606	1,021
Price Variation Q4 18 - Q4 17	+2%	+10%	+5%	-6%

Note: FX rate of AR$/US$: 2018 – 28.13; 2017 – 16.57; Q4 18 – 37.11; Q4 17 – 17.56. (1) Includes Propylene, Ethylene and BOPs.

Total sales volume of our petrochemicals segment decreased by 15% in Q4 18 vs. Q4 17, mainly due to lower local and international demand of styrene products and synthetic rubber, in addition to the closing of the BOPs plant in Zarate.

The Q4 18 registered a positive variation in net financial results of AR$537 million, amounting to a net gain of AR$419 million, mainly due to the appreciation of the AR$ in relation to the US$ during the Q4 18, currency in which interests from contingency with San Lorenzo Customs is denominated, while in Q4 17 the AR$ devaluated against US$.

The adjusted EBITDA of our petrochemicals segment reported a gain of AR$35 million in Q4 18, which excludes contingencies from former Petrobras Argentina and impairment in fair value of assets related to the segment for AR$543 million.

Pampa Energía ● Q4 18 Earning Release ● 27

3.6       Analysis of the Holding and Others Segment

Holding and Others Segment, Consolidated In AR$ million	Fiscal Year						Fourth Quarter
	As Reported Under IFRS			In Nominal Terms			In Nominal Terms
	2018	2017	∆ %	2018	2017	∆ %	2018	2017	∆ %
Sales revenue	1,354	635	+113%	1,132	388	+192%	392	106	+270%
Cost of sales	(4)	(27)	-85%	(2)	(3)	-33%	-	-	NA

Gross profit	1,350	608	+122%	1,130	385	+194%	392	106	+270%

Selling expenses	(1)	-	NA	(1)	-	NA	-	-	NA
Administrative expenses	(1,022)	(1,118)	-9%	(843)	(692)	+22%	(294)	(236)	+25%
Other operating income	309	505	-39%	280	289	-3%	179	27	NA
Other operating expenses	(210)	(501)	-58%	(173)	(294)	-41%	(13)	(37)	-65%
Results for participation in joint businesses	3,593	1,948	+84%	3,700	1,114	+232%	2,216	290	NA

Operating income	4,019	1,442	+179%	4,093	802	NA	2,480	150	NA

RECPAM - Results from net monetary position	464	6,272	-93%	-	-	NA	-	-	NA
Finance income	519	286	+81%	433	174	+149%	162	47	+245%
Finance costs	(237)	(278)	-15%	(195)	(180)	+8%	(74)	(66)	+12%
Other financial results	4,023	1,206	+234%	3,043	771	+295%	(1,709)	278	NA

Profit before tax	8,788	8,928	-2%	7,374	1,567	NA	859	409	+110%

Income tax	(1,249)	(50)	NA	(1,613)	341	NA	(1,543)	223	NA

Net income for the period	7,539	8,878	-15%	5,761	1,908	+202%	(684)	632	NA

Adjusted EBITDA	6,415	2,934	+119%	5,300	1,911	+177%	1,535	647	+137%

Increases in prop., plant, equipment and intangible assets	199	192	+4%	183	116	+58%	45	66	-32%
Depreciation and amortization	3	87	-97%	2	60	-97%	(4)	59	NA

The operating income without considering the results from our participation in joint businesses (Transener and TGS), recorded a gain of AR$264 million in comparison to the loss of AR$140 million in Q4 17, mainly explained by higher fees accrual and a lower charge of the executives’ compensation due to share price decrease, partially offset by higher labor and third party costs.

Regarding net financial results, in Q4 18 a loss of AR$1,621 million was recorded, whereas in Q4 17 a gain of AR$259 million was recorded, mainly explained by FX loss generated by active financial position in US$, due to AR$ appreciation against US$ in Q4 18, meanwhile in Q4 17 the AR$ devaluated against US$.

The adjusted EBITDA of our holding and others segment increased by AR$888 million, reaching AR$1,535 million in Q4 18. The adjusted EBITDA excludes equity income from our participation in Transener and TGS, and in turn, considers a consolidation of EBITDAs adjusted by equity ownership in these businesses.

In Q4 18 the EBITDA adjusted by our indirect ownership of 25.5% over TGS was AR$925 million (implicit total of AR$3,621 million), a significantly higher amount compared to the AR$401 million registered in Q4 17 (implicit total of AR$1,574 million), mainly because Q4 18 considers the full implementation of the RTI plus cost variations for gas transportation (433% cumulative), while in Q4 17 in the months of October and November only considers the first installment, equivalent to 64% on average since April 2017, in addition to the application of the second installment of 81% as of December 2017. Moreover, the margin improvement in the liquids business contributed to the EBITDA performance in Q4 18, which increased in comparison to Q4 17 due to FX variation on sales in US$, partially offset by the drop in references prices denominated in US$ and lower volumes sold.

In Transener, the EBITDA adjusted by stake ownership of 26.3% was AR$350 million in Q4 18 (implicit total of AR$1,331 million), 7% higher than Q4 17, which was AR$327 million (implicit total of AR$1,241 million), mainly due to semiannual cost variation update in December 2017 (retroactive to August 2017), February 2018 and November 2018 (retroactive to August 2018), over Transener and Transba’s remuneration (43% cumulative).

Pampa Energía ● Q4 18 Earning Release ● 28

3.7       Analysis of the Fiscal Year, by Subsidiary14

	Fiscal Year 2018				Fiscal Year 2017
Subsidiary In AR$ million nominal terms	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]
Power Generation Segment
Diamante	61.0%	305	(604)	382	61.0%	93	(202)	116
Los Nihuiles	52.0%	307	(845)	627	52.0%	105	(190)	264
CPB	100.0%	878	(294)	192	100.0%	226	534	(121)
CTG[1]	100.0%	-	-	-	100.0%	381	-	262
CTLL[1]	100.0%	-	-	-	100.0%	1,517	-	1,218
Pampa Energía[2]	100.0%	10,315	22,529	(2,756)	100.0%	1,999	9,692	64

Greenwind		474	4,472	(1,593)		(10)	1,911	(104)
Non-controlling stake adjustment		(237)	(2,236)	796		5	(956)	52
Subtotal Greenwind adjusted by ownership	50.0%	237	2,236	(796)	50.0%	(5)	956	(52)

Other companies, adjustments & deletions[3]		(422)	(68)	(479)		(14)	(2,386)	(121)
Subtotal Power Generation		11,620	22,954	(2,830)		4,302	8,404	1,630

Electricity Distribution Segment
Edenor	51.8%	5,957	3,652	(128)	51.0%	1,904	1,271	682
Adjustments & deletions[3]		(7)	(0)	93		6	-	269
Subtotal Electricity Distribution		5,950	3,652	(35)		1,911	1,271	951

Oil & Gas Segment
Petrolera Pampa[1]	100.0%	-	-	-	100.0%	2,381	-	866
Pampa Energía[2]	100.0%	7,293	36,575	(3,990)	100.0%	3,740	18,781	120

OldelVal		1,091	(354)	873		444	(148)	216
Non-controlling stake adjustment		(839)	272	(671)		(341)	114	(166)
Subtotal OldelVal adjusted by ownership	23.1%	252	(82)	202	23.1%	103	(34)	50

Other companies, adjustments & deletions[3]		397	(359)	1,051		(328)	(338)	(438)
Subtotal Oil & Gas		7,942	36,134	(2,737)		5,896	18,408	598

Refining & Distribution Segment
Pampa Energía[2]	100.0%	127	(3)	969	100.0%	-	(24)	(391)

Refinor		61	(379)	(415)		282	(542)	38
Non-controlling stake adjustment		(43)	271	296		(201)	387	(27)
Subtotal Refinor adjusted by ownership	28.5%	17	(108)	(118)	28.5%	80	(154)	11

Adjustments & deletions[3]		1	0	119		-	24	(11)
Subtotal Refining & Distribution		145	(111)	970		80	(154)	(391)

Petrochemicals Segment
Pampa Energía[2]	100.0%	(25)	-	(1,547)	100.0%	(161)	-	(110)
Subtotal Petrochemicals		(25)	-	(1,547)		(161)	-	(110)

Holding & Others Segment
Pampa Energía[2]	100.0%	461	6	7,033	100.0%	(381)	1,788	3,669

Transener		4,957	(950)	3,356		3,787	(1,181)	2,260
Non-controlling stake adjustment		(3,652)	700	(2,472)		(2,790)	870	(1,665)
Subtotal Transener adjusted by ownership	26.3%	1,305	(250)	883	26.3%	997	(311)	595

TGS		14,093	2,291	10,754		5,075	(711)	2,793
Non-controlling stake adjustment		(10,492)	(1,706)	(8,006)		(3,781)	530	(2,081)
Subtotal TGS adjusted by ownership	25.5%	3,600	585	2,747	25.5%	1,294	(181)	712

Other companies & deletions[3]		(66)	(8,844)	(4,903)		1	(4,819)	(3,068)
Subtotal Holding & Others		5,300	(8,503)	5,761		1,911	(3,523)	1,908

Deletions		35	(2,381)	19		4	(275)	20
Total Consolidated for Continuing Operations		30,967	51,744	(399)		13,943	24,132	4,606

Total Adjusted by Ownership		27,832	53,010	(399)		12,920	23,983	4,606

1 Due to the corporate reorganization, the 2018 results are merged into Pampa. 2 Non - consolidated amounts. 3 The deletions in net debt correspond to other companies or inter-companies and debt repurchases. 4 Net debt includes holding companies and excludes financing from CAMMESA in the power generation segment. 5 Attributable to the Owners of the Company and does not include results from subsidiaries, but includes discontinued operations.

Pampa Energía ● Q4 18 Earning Release ● 29

3.8       Analysis of the Quarter, by Subsidiary  15

	Fourth Quarter 2018				Fourth Quarter 2017
Subsidiary In AR$ million nominal terms	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]
Power Generation Segment
Diamante	61.0%	93	(604)	95	61.0%	32	(202)	55
Los Nihuiles	52.0%	102	(845)	627	52.0%	32	(190)	135
CPB	100.0%	279	(294)	(41)	100.0%	78	534	(63)
Pampa Energía[2]	100.0%	3,401	22,529	2,561	100.0%	1,134	9,692	(5)

Greenwind		210	4,472	416		(5)	1,911	(91)
Non-controlling stake adjustment		(105)	(2,236)	(208)		2	(956)	45
Subtotal Greenwind adjusted by ownership	50.0%	105	2,236	208	50.0%	(2)	956	(45)

Other companies, adjustments & deletions[3]		(433)	(68)	(1,084)		0	(2,386)	(37)
Subtotal Power Generation		3,546	22,954	2,365		1,274	8,404	41

Electricity Distribution Segment
Edenor	51.8%	(110)	3,652	(2,229)	51.0%	539	1,271	22
Adjustments & deletions[3]		(4)	(0)	1,093		(0)	-	559
Subtotal Electricity Distribution		(114)	3,652	(1,136)		539	1,271	581

Oil & Gas Segment
Pampa Energía[2]	100.0%	1,662	36,575	7,068	100.0%	1,480	18,781	2,888

OldelVal		373	(354)	311		137	(148)	81
Non-controlling stake adjustment		(287)	272	(239)		(105)	114	(63)
Subtotal OldelVal adjusted by ownership	23.1%	86	(82)	72	23.1%	32	(34)	19

Other companies, adjustments & deletions[3]		57	(359)	(1,377)		(217)	(338)	(2,467)
Subtotal Oil & Gas		1,805	36,134	5,763		1,295	18,408	440

Refining & Distribution Segment
Pampa Energía[2]	100.0%	43	(3)	55	100.0%	-	(24)	(354)

Refinor		(122)	(379)	(167)		156	(542)	53
Non-controlling stake adjustment		87	271	119		(112)	387	(38)
Subtotal Refinor adjusted by ownership	28.5%	(35)	(108)	(48)	28.5%	45	(154)	15

Adjustments & deletions[3]		1	-	49		-	24	(15)
Subtotal Refining & Distribution		9	(111)	56		45	(154)	(354)

Petrochemicals Segment
Pampa Energía[2]	100.0%	35	-	(7)	100.0%	(142)	-	189
Subtotal Petrochemicals		35	-	(7)		(142)	-	189

Holding & Others Segment
Pampa Energía[2]	100.0%	253	6	(968)	100.0%	(134)	1,788	1,214

Transener		1,331	(950)	958		1,241	(1,181)	874
Non-controlling stake adjustment		(980)	700	(706)		(914)	870	(644)
Subtotal Transener adjusted by ownership	26.3%	350	(250)	252	26.3%	327	(311)	230

TGS		3,621	2,291	7,134		1,574	(711)	975
Non-controlling stake adjustment		(2,696)	(1,706)	(5,312)		(1,173)	530	(726)
Subtotal TGS adjusted by ownership	25.5%	925	585	1,823	25.5%	401	(181)	249

Other companies & deletions[3]		7	(8,844)	(1,791)		53	(4,819)	(1,061)
Subtotal Holding & Others		1,535	(8,503)	(684)		647	(3,523)	632

Deletions		27	(2,381)	27		4	(275)	(17)
Total Consolidated for Continuing Operations		6,843	51,744	6,384		3,661	24,132	1,512

Total Adjusted by Ownership		6,813	53,010	6,384		3,369	23,983	1,512

1 Due to the corporate reorganization, the Q4 18 results are merged into Pampa. 2 Non - consolidated amounts. 3 The deletions in net debt correspond to other companies or inter-companies and debt repurchases. 4 Net debt includes holding companies and excludes financing from CAMMESA in the power generation segment. 5 Attributable to the Owners of the Company and does not include results from subsidiaries, but includes discontinued operations.

Pampa Energía ● Q4 18 Earning Release ● 30